UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CONMED CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39218	16-0977505
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

11311 Concept Blvd. Largo FL 33773-4908

(Address of principal executive offices, including zip code)

Todd W Garner (727) 214-2975

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of CONMED Corporation is for the period from January 1, 2020 to December 31, 2020. Unless the context indicates otherwise, “CONMED,” “we,” “us,” and “our” refer to CONMED Corporation and its consolidated subsidiaries.

During 2020, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. Accordingly, we have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TGs in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola); or were from recycled or scrap sources.

Information about our RCOI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of any 3TGs in the Covered Products, is included in our Conflict Minerals Report, which is included as an exhibit to this Form SD. The Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report is searchable under the SEC Filing section at the following link: http://www.conmed.com/en/about-us/investors/investor-relations.

Item 1.02 Exhibit

A copy of CONMED’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as responsive to Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 27, 2021

By:	/s/ Todd W. Garner
Name:	Todd W. Garner
Title:	Executive Vice President Chief Financial Officer

Exhibit Index

Exhibit No.	Description of Exhibit	Page Number

Exhibit 1.01	Conflict Minerals Report as responsive to Item 1.01 and 1.02 of this Form.	E-1